PORTAL RESOURCES LTD.

NOTICE OF
ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD DECEMBER 17, 2010

NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of Portal Resources Ltd. (the “Company”) will be held at the head office of the Company at Suite 750, 625 Howe Street, Vancouver, British Columbia on Friday, December 17, 2010 at 10:30 a.m. (Pacific Time) (the “Meeting”) for the following purposes:

1.

to receive the audited financial statements of the Company for the fiscal year ended June 30, 2010 with auditor’s report thereon;

2.

to fix the number of directors at six and to elect six directors for the ensuing year;

3.

to appoint the Company’s auditor for the ensuing year;

4.

to consider and, if thought fit, to pass an ordinary resolution approving the special rights and restrictions to be attached to the unissued Preferred shares of the Company, as more particularly described in the accompanying Management’s Information Circular; and

5.

to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular, Proxy Form (or Request for Voting Instructions, as applicable) and Return Card also accompany this Notice of Meeting.

Only shareholders of record at the close of business on November 12, 2010 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Registered shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy Form promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the Proxy form. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 by no later than 10:30 a.m. (Pacific Time) on December 15, 2010 or, if the Meeting is adjourned, by no later than 10:30 a.m. (Pacific Time) on the second last business day prior to the date on which the Meeting is reconvened, or may deposited with the chairman of the Meeting prior to the commencement of the Meeting. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

Dated as of the 12th day of November, 2010.

BY ORDER OF THE BOARD

“David N. Hottman”
DAVID N. HOTTMAN

President, Chairman and Chief Executive Officer